EXHIBIT 12

Rayonier Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Unaudited, in thousands of dollars)

	Six Months Ended June 30,
	2003	2002
Earnings:
Net Income	$39,908	$25,643
Add:
(Income) / loss from discontinued operations	—	927
Income tax	9,980	10,350
Amortization of capitalized interest	1,245	1,313

	51,133	38,233

Adjustments to earnings for Fixed Charges:
Interest and other financial charges	24,798	30,817
Interest factor attributable to rentals	412	817

	25,210	31,634

Earnings as adjusted	$76,343	$69,867

Total Fixed Charges Above	$25,210	$31,634

Ratio of earnings as adjusted to total fixed charges	3.03	2.21

Effective tax rate	20%	28%